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Exhibit 12.1

Midstates Petroleum Company, Inc.
Computation of Ratio of Earnings to Fixed Charges
(in thousands, except ratios)

	Six Months Ended June 30, 2013
		Year Ended December 31,
		2012	2011	2010	2009	2008
Earnings available before fixed charges:
Pre-tax income (loss)	(7,591)	7,789	16,657	(15,635)	(11,752)	(6,422)
Add: Fixed charges	42,665	24,755	5,723	2,114	981	871

Total additive items	35,064	32,544	22,380	(13,521)	(10,771)	(5,551)
Less: Capitalized interest	(14,915)	(11,175)	(2,600)	(1,654)	(830)	—

Total earnings available for fixed charges	$(20,149)	$21,369	$19,780	$(15,175)	$(11,601)	$(5,551)

Interest expensed	$25,224	$11,711	$2,094	$—	$—	$854
Interest capitalized	14,915	11,175	2,600	1,654	830	—
Amortized premiums, discounts and capitalized expenses related to indebtedness	2,264	1,529	850	314	41	—
Portion of rental expense which represents interest factor(1)	252	340	179	146	110	17

Total Fixed Charges	$42,665	$24,755	$5,723	$2,114	$981	$871

Ratio of earnings to fixed charges	(a)	(b)	3.5	(c)	(d)	(e)

(1)
One-third of rent expense was the proportion deemed representative of the interest factor.

(a)
Earnings for the six months ended June 30, 2013 were inadequate to cover fixed charges. The coverage deficiency was $22.5 million.

(b)
Earnings for the year ended December 31, 2012 were inadequate to cover fixed charges. The coverage deficiency was $3.4 million.

(c)
Earnings for the year ended December 31, 2010 were inadequate to cover fixed charges. The coverage deficiency was $17.3 million.

(d)
Earnings for the year ended December 31, 2009 were inadequate to cover fixed charges. The coverage deficiency was $12.6 million.

(e)
Earnings for the year ended December 31, 2008 were inadequate to cover fixed charges. The coverage deficiency was $6.4 million.

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  Exhibit 12.1
Midstates Petroleum Company, Inc. Computation of Ratio of Earnings to Fixed Charges (in thousands, except ratios)